SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Strong First Quarter 2007 Results dated May 2, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Strong First Quarter 2007 Results

Wednesday May 2, 8:00 am ET

Revenues Reach First Quarter Record of $24.3 Million

GAAP Diluted EPS Is $0.15; Non-GAAP Diluted EPS Is $0.21 before FAS123R Effect

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today announced that revenues for the first quarter of 2007 reached a record for the quarter of $24.3 million, a 21% increase from $20.1 million reported in the first quarter of 2006.

Operating income for the first quarter of 2007 was $1.8 million, in line with the first quarter of 2006. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, the Company achieved non-GAAP operating income of $3.2 million compared with $2.9 million in the same period of 2006.

Net income for the first quarter of 2007 was $3.5 million, or $0.15 per diluted share compared with $2.9 million or $0.13 per diluted share in the 2006 first quarter. Excluding the effect of stock-based compensation expense which amounted to $1.3 million or $0.06 per diluted in the 2007 first quarter and $1.0 million or $0.04 per diluted share in 2006 first quarter, non-GAAP net income for the first quarter of 2007 was $4.9 million or $0.21 per diluted share compared with $3.9 million or $0.17 per diluted share reported in the first quarter of 2006.

The Company had forecast that 2007 first quarter revenues would approximate $23.5 million and that net income would approximate $3.0 million or $0.13 per diluted share including stock-based compensation expense. Excluding the effect of stock-based compensation expense, the Company expected first quarter 2007 non-GAAP net income to be $4.4 million or $0.19 per diluted share.

Business unit revenues for the first quarter of 2007 consisted of $18.3 million in Networking Business Unit (NBU) sales, representing an increase of 30% from the first quarter of 2006, and $6.0 million in Technology Business Unit (TBU) sales, which were level with the first quarter of 2006. TBU revenues met the Company's forecast while NBU revenues exceeded it.

The Company ended the first quarter of 2007 with approximately $155.8 million in cash and liquid investments, equivalent to $6.98 per basic share, and an increase of $10.2 million from December 31, 2006. The increase reflects cash flow from operations of $7.2 million and cash flow from the exercise of options of $3.8 million offset in part by $800,000 of capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "Our first quarter growth was driven by continued strong demand for our SCOPIA(TM) video platform in the room conferencing market and the success of our channel partner relationships led by Cisco. In total, our room conferencing revenues were almost double those of the first quarter last year as were our revenues through Cisco. This was accompanied by a substantial increase in our room conferencing sales through other channels. In addition, we recognized $1.3 million in revenues in the first quarter from the final delivery of products to the DVS II project with Northup Grumman, which we announced at the end of 2005.

"We have now introduced SCOPIA(TM) Desktop, which we believe represents another major advance in the Unified Communications market place. SCOPIA Desktop is a simple solution that extends the reach of traditional room conferencing to remote users without complex software installations, licensing fees or firewall transversal problems. It is bundled with our SCOPIA MCU and was developed using elements from our Click to Meet(R) desktop software. Initial market response has been very exciting.

"Revenues directly from Click to Meet, which integrates advanced video into a variety of desktop environments, totaled $1.1 million in the first quarter, including continued sales to the Federal market. We also completed installation of Click to Meet for Lotus Sametime at two IBM centers in the first quarter. A service provider in Europe, which is standardizing on the Microsoft Windows Communicator and Live Meeting, has initiated a trial using Click to Meet as the video solution. With the introduction of SCOPIA Desktop, we expect the distinction between our room conferencing and desktop sales to be increasingly blurred.

"In the 3G mobile market, we continued to see strong traction for our SCOPIA(TM) Interactive Video Platform, which enables rapid development and deployment of video services by mobile operators and application service providers, as well as additional sales of our SCOPIA(TM) 3G Video Gateway. Total 3G revenues were $1.8 million for the first quarter.

"Our Technology Business Unit achieved on-target revenues in the first quarter. With the introduction of new tools and testing solutions in accordance with our roadmap, we continued advancing our technology leadership and penetrating new market segments."

Mr. Raviv concluded: "The strong first quarter gave us a good start to 2007. We plan to continue our progress throughout the year."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the second quarter of 2007 to be approximately $25.0 million and net income to approximate $3.7 million or $0.16 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.4 million or $0.06 per diluted share. Excluding this item, second quarter 2007 non-GAAP net income is expected to be $5.1 million or $0.22 per diluted share. That compares to second quarter 2006 revenues of $22.0 million and net income of $3.2 million or $0.14 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.2 million or $0.06 per diluted share. Excluding this item, net income for the second quarter of 2006 was $4.4 million or $0.19 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

First Quarter 2007 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its first quarter 2007 results and second quarter 2007 outlook, today, Wednesday, May 2, 2007 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-889-4951 (International dialers may call +1-210-234-0001) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on May 9th. To access the replay, please dial 1-800-284-5340 (International dialers may call +1-402-998-1028).

The PowerPoint presentation highlighting key financial metrics as well as the second quarter 2007 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on May 2nd and will be archived on the website until the end of the second quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

                 RADVISION LTD. AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF INCOME
      U.S. dollars in thousands, except share and per share data

                                                Three months ended
                                                     March 31,
                                             -------------------------
                                                 2007         2006
                                             ------------ ------------
                                                     Unaudited
                                             -------------------------

Revenues                                     $    24,265  $    20,136
Cost of revenues                                   5,005        3,651
                                             ------------ ------------

Gross profit                                      19,260       16,485
                                             ------------ ------------

Operating costs and expenses:
   Research and development                        7,665        5,745
   Marketing and selling                           7,993        7,399
   General and administrative                      1,758        1,461
                                             ------------ ------------

Total operating costs and expenses                17,416       14,605
                                             ------------ ------------

Operating income                                   1,844        1,880
Financial income, net                              1,721        1,271
                                             ------------ ------------

Income before taxes on income                      3,565        3,151
Taxes on income, net                                  26          254
                                             ------------ ------------

Net income                                   $     3,539  $     2,897
                                             ============ ============


Basic net earnings per Ordinary share        $      0.16  $      0.13
                                             ============ ============

Weighted Average Number of Shares
 Outstanding During the Period - Basic        22,309,914   21,995,368
                                             ============ ============

Diluted net earnings per Ordinary share      $      0.15  $      0.13
                                             ============ ============

Weighted Average Number of Shares
 Outstanding During the Period - Diluted      23,135,853   22,460,281
                                             ============ ============


CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies. The following table reconciles the GAAP to non-GAAP operating results:


                                          Three months ended
                                            March 31, 2007
                                 -------------------------------------
                                              (Unaudited)
                                 -------------------------------------
                                                 Non GAAP
                                                 adjustment  Non GAAP
                                 GAAP results  share-based    results
                                 (as reported)  compensation Pro Forma
                                 ------------- ------------- ---------

Gross profit                       $ 19,260      $   96       $19,356
Total operating costs and
 expenses                          $ 17,416      $  1,234     $16,182
Operating income                   $  1,844      $  1,330     $3,174
Income before taxes on income      $  3,565      $  1,330     $4,895
Net income                         $  3,539      $  1,330     $4,869
                                 ============= ============= =========
Basic net earnings per Ordinary
 share                             $  0.16       $  0.06      $ 0.22
                                 ============= ============= =========
Diluted net earnings per
 Ordinary share                    $  0.15       $  0.06      $ 0.21
                                 ============= ============= =========


                                          Three months ended
                                            March 31, 2006
                                 -------------------------------------
                                              (Unaudited)
                                 -------------------------------------
                                                 Non GAAP
                                                 adjustment  Non GAAP
                                 GAAP results  share-based    results
                                 (as reported)  compensation Pro Forma
                                 ------------- ------------- ---------

Gross profit                       $ 16,485      $   69       $16,554
Total operating costs and
 expenses                          $ 14,605      $   959      $13,646
Operating income                   $  1,880      $  1,028     $2,908
Income before taxes on income      $  3,151      $  1,028     $4,179
Net income                         $  2,897      $  1,028     $3,925
                                 ============= ============= =========
Basic net earnings per Ordinary
 share                             $  0.13       $  0.05      $ 0.18
                                 ============= ============= =========
Diluted net earnings per
 Ordinary share                    $  0.13       $  0.04      $ 0.17
                                 ============= ============= =========

                     CONSOLIDATED BALANCE SHEETS
           U.S. dollars in thousands, except per share data

                                                 March 31,   December
                                                    2007      31, 2006
                                                 ----------  ---------
                                                 Unaudited    Audited
                                                 ----------  ---------
   ASSETS

CURRENT ASSETS:
   Cash and cash equivalents *)                   $ 30,594   $ 23,110
   Short-term bank deposits *)                      53,938     48,357
   Short-term held-to-maturity marketable
    securities *)                                   44,728     36,048
   Trade receivables                                10,057     12,866
   Other accounts receivable and prepaid
    expenses                                         4,965      5,838
   Inventories                                       3,136      2,979
                                                 ----------  ---------

Total current assets                               147,418    129,198
                                                 ----------  ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
   Long-term bank deposits *)                        3,141     11,365
   Long-term held-to-maturity marketable
    securities *)                                   23,414     26,691
   Severance pay fund                                3,690      3,481
   Long term deferred tax asset                      2,851      2,797
                                                 ----------  ---------

Total long-term investments and receivables         33,096     44,334
                                                 ----------  ---------

Property and equipment, net                          3,904      3,609
                                                 ----------  ---------

Goodwill                                             2,966      2,966
                                                 ----------  ---------

Other intangible assets, net                         2,180      2,452
                                                 ----------  ---------

Total assets                                      $189,564   $182,559
                                                 ==========  =========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                 $  2,606   $  2,919
   Deferred revenues                                 6,573      8,748
   Accrued expenses and other accounts payable      14,279     13,870
                                                 ----------  ---------

Total current liabilities                           23,458     25,537
                                                 ----------  ---------

Accrued severance pay                                4,972      4,417
                                                 ----------  ---------

Total liabilities                                   28,430     29,954
                                                 ----------  ---------

SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 0.1 par value                233        228
   Additional paid-in capital                      130,781    126,944
   Treasury stock                                        -     (1,670)
   Retained earnings                                30,120     27,103
                                                 ----------  ---------

Total shareholders' equity                         161,134    152,605
                                                 ----------  ---------

Total liabilities and shareholders' equity        $189,564   $182,559
                                                 ==========  =========
*) Total cash and liquid investments              $155,815   $145,571
                                                 ==========  =========


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            U.S. dollars in thousands


                                                   Three months ended
                                                       March 31,
                                                   -------------------
                                                     2007      2006
                                                   --------- ---------
                                                        Unaudited
                                                   -------------------
Cash flows from operating activities:
--------------------------------------------------
 Net income                                        $  3,539  $  2,897
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                        809       687
   Accrued interest on held-to-maturity marketable
    securities and bank deposits and amortization
    of premium                                          213      (344)
   Stock-based compensation                           1,330     1,028
   Reversal of valuation allowance relating to
    loss carryforwards in respect of exercise of
    stock options                                         -      (170)
   Decrease in trade receivables, net                 2,809     3,545
   Decrease in other accounts receivable and
    prepaid expenses                                  1,220       951
   Increase in inventories                             (157)     (927)
   Decrease (increase) in deferred tax asset           (536)      116
   Decrease in trade payables                          (313)     (288)
   Increase (decrease) in deferred revenues          (2,175)      244
   Increase (decrease) in accrued expenses and
    other accounts payable                              409       (35)
   Increase in accrued severance pay, net               346       233
                                                   --------- ---------

Net cash provided by operating activities             7,494     7,937
                                                   --------- ---------

Cash flows from investing activities:
--------------------------------------------------
   Proceeds from redemption of held-to-maturity
    marketable securities                            11,670    15,454
   Purchase of held-to-maturity marketable
    securities                                      (16,900)  (22,466)
   Proceeds from withdrawal of bank deposits         38,672     5,282
   Purchase of bank deposits                        (36,415)  (24,424)
   Purchase of property and equipment                  (832)     (775)
                                                   --------- ---------

Net cash used in investing activities                (3,805)  (26,929)
                                                   --------- ---------

Cash flows from financing activities:
--------------------------------------------------
   Issuance of Ordinary shares and treasury stock
    for cash upon exercise of options                 3,760     3,032
   Tax benefit related to exercise of stock
    options                                              35         -
   Reversal of valuation allowance relating to
    loss carryforwards in respect of exercise of
    stock options                                         -       170
                                                   --------- ---------

Net cash provided by financing activities             3,795     3,202
                                                   --------- ---------

Decrease (increase) in cash and cash equivalents      7,484   (15,790)
Cash and cash equivalents at the beginning of the
 period                                              23,110    32,927
                                                   --------- ---------

Cash and cash equivalents at the end of the period $ 30,594  $ 17,137
                                                   ========= =========

Supplemental disclosure of non-cash flow from
 investing and financing activities:
--------------------------------------------------
  Receivables on account of shares                 $     13  $     99
                                                   ========= =========

Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  May 2, 2007